Sazmining Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2025 & 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Sazmining Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 and 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 30, 2026

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	602,179	398,927
Restricted Cash - Payment Processor Reserves	80,020	120,693
Accounts Receivable	44,808	5,383
Prepaid Assets	99,648	-
Inventory	126,287	-
Digital Assets	84,701	472,011
Total Current Assets	1,037,643	997,014
Non-current Assets		
Fixed Assets: Mining Equipment, net of Accumulated Depreciation	485,000	-
Site Development Costs	70,917	-
Security Deposits	910,283	502,780
Net Deferred Tax Asset	652,496	533,924
Total Non-Current Assets	2,118,696	1,036,704
TOTAL ASSETS	3,156,339	2,033,718
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	70,522	227,173
Accrued Expenses	471,342	380,529
Accrued Interest	-	18,866
Notes Payable - Related Party	165,931	105,000
Notes Payable	190,000	-
Unearned Revenue	1,240,937	318,852
Income and Sales Tax Payable	9,454	46,318
Total Current Liabilities	2,148,186	1,096,738
Long-term Liabilities		
Notes Payable	106,355	-
Future Equity Obligations	390,303	35,000
Total Long-Term Liabilities	496,658	35,000
TOTAL LIABILITIES	2,644,844	1,131,738
Commitments and Contingencies (See Note 4)		
EQUITY		
Common Stock	15	13
Additional Paid in Capital	2,923,361	2,867,790
Accumulated Deficit	(2,411,881)	(1,965,823)
Total Equity	511,495	901,980
TOTAL LIABILITIES AND EQUITY	3,156,339	2,033,718

Statement of Operations

	Year Ended December 31,	
	2025	**2024**
Revenue	12,511,493	8,664,049
Unrealized Gains on Digital Assets	78,236	125,606
Cost of Revenue	11,657,634	7,941,761
Gross Profit	932,095	847,894
Operating Expenses		
Advertising and Marketing	214,180	43,456
General and Administrative	991,114	498,166
Rent and Lease	19,500	-
Research and Development	32,341	11,135
Depreciation	40,000	-
Amortization	14,184	-
Total Operating Expenses	1,311,319	552,757
Operating Income (loss)	(379,224)	295,137
Other Income		
Other Income	79,169	-
Total Other Income	79,169	-
Other Expenses		
Interest Expense	41,395	24,588
Loss on Fraudulent Transaction	223,181	-
Total Other Expenses	264,576	24,588
Earnings Before Income Taxes	(564,631)	270,549
Provision for Income Tax Expense/(Benefit)	(118,573)	56,815
Net Income (loss)	(446,058)	213,734

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance 1/1/2024	1,205,142	12	2,427,585	(2,179,557)	248,040
Issuance of Common Stock	75,664	1	440,205	-	440,206
Net Income (Loss)	-	-	-	213,734	213,734
Ending Balance 12/31/2024	1,280,806	13	2,867,790	(1,965,823)	901,980
Issuance of Common Stock	234,536	2	55,571	-	55,573
Net Income (Loss)	-	-	-	(446,058)	(446,058)
Ending Balance 12/31/2025	1,515,342	15	2,923,361	(2,411,881)	511,495

Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(446,058)	213,734
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	40,000	-
Amortization	14,184	-
Accounts Payable and Accrued Expenses	(65,836)	503,991
Accounts Receivable	(39,425)	10,945
Line of Credit	-	(12,929)
Unearned Revenue	922,085	63,965
Accrued Interest	(18,866)	(36,242)
Payment Processor Reserves	40,673	(62,782)
Prepaid Assets	(99,648)	-
Inventory	(126,287)	-
Other	(25,500)	9,698
Income Tax Payable	(11,363)	11,363
Changed in Deferred Tax Asset	(118,573)	45,452
Crypto Assets	387,310	(335,080)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	898,754	198,381
Net Cash provided by (used in) Operating Activities	452,696	412,115
INVESTING ACTIVITIES		
Mining Equipment	(525,000)	-
Site Development	(85,101)	-
Security Deposits	(407,503)	(192,355)
Net Cash provided by (used by) Investing Activities	(1,017,604)	(192,355)
FINANCING ACTIVITIES		
Proceeds from Notes Payable - Related Parties	60,931	-
Proceeds from/(Repayment of) Notes Payable	296,355	(3,168)
Proceeds from Future Equity Obligations	355,303	35,000
Proceeds from Paid-in Capital, net of Conversions	55,571	90,205
Net Cash provided by (used in) Financing Activities	768,160	122,037
Cash at the beginning of period	398,927	57,130
Net Cash increase (decrease) for period	203,252	341,797
Cash at end of period	602,179	398,927

Sazmining Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Sazmining Inc. (which may be referred to as the "Company", "we", "us", or "our") was incorporated on May 3, 2018, in the state of Delaware. The Company's headquarters are located in Bethesda, Maryland. Sazmining is a sustainable Bitcoin mining platform for regular people. Sazmining connects investors to renewable energy mining facilities in a simple, fully managed experience. Our vision is to transform how people relate to money and energy. Enabling regular people to participate in mining ensures a bright future for Bitcoin. We aggregate customer demand to reduce renewable energy and mining rig costs. Our platform pools customer capital to bulk order discounted mining rigs and negotiate for low-cost, long-term renewable energy contracts.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Digital Assets

As of December 31, 2025, the Company held digital assets with a total carrying value of $84,701. These assets consist primarily of fiat-backed stablecoins, including USDC and USDT, United States dollars held on crypto exchanges, and Bitcoin held in bits, with the majority of balances maintained across various custodial platforms. The Company holds .8 BTC with a carrying value approximating $71,227 as of December 31, 2025 included in the digital asset total above. In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2023-08, *Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets* ("ASU 2023-08"). ASU 2023-08 requires in-scope crypto assets (including the Company's bitcoin holdings) to be measured at fair value in the statement of financial position, with gains and losses from changes in the fair value of such crypto assets recognized in net income each reporting period. ASU 2023-08 also requires certain interim and annual disclosures for crypto assets within the scope of the standard. The Company did not recognize any impairment losses related to digital assets during the year ended December 31, 2025. These assets are primarily used to facilitate operating activity and customer payments associated with the Company's Bitcoin Mining-as-a-Service (BMaaS) operations. All digital assets are held in custodial wallets with third-party exchanges, and while the Company monitors the financial and cybersecurity standing of its custodians, it is subject to custodial risk, regulatory uncertainty, and market volatility that may affect the fair value and liquidity of these assets.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation for management fee revenue is to operate and maintain mining infrastructure that enables customers to generate Bitcoin. Revenue is recognized over time as the services are performed and the Company becomes entitled to its share of mining rewards.

The Company's primary performance obligation for hosting and power services is to provide continuous access to electricity and hosting infrastructure for customer-owned mining equipment. Revenue is recognized over time as the customer simultaneously receives and consumes the benefits of these services.

The Company's primary performance obligation for equipment sales is to deliver mining equipment to the customer. Revenue is recognized at a point in time upon delivery of the equipment, which represents the transfer of control. Payments for equipment and hosting services are generally collected in advance and recorded as deferred revenue until the related performance obligations are satisfied.

	Equipment Sales	Service Fees Revenue	Mining Revenue Share	Total
2025	7,756,503	3,766,467	988,523	12,511,493
2024	6,453,739	1,712,046	498,264	8,664,049

Deferred Revenue

The Company records deferred revenue for amounts billed and collected in advance of satisfying its performance obligations. Deferred revenue primarily relates to advance payments for hosting, power, and related mining services. Revenue is recognized over time as the services are performed and the customer simultaneously receives and consumes the benefits. The Company recognized unearned revenue of $1,240,937 as of December 31st, 2025.

Loss on Fraudulent Transaction

During the year ended December 31, 2025, the Company incurred a loss of approximately $223,181 related to a fraudulent transaction. The loss is included in operating expenses in the accompanying statement of operations. The Company has taken steps to mitigate similar risks in the future, and no recoveries have been recognized as of the date these financial statements were available to be issued.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consists primarily of cryptocurrency mining equipment held for sale to customers and is stated at the lower of cost or net realizable value. The Company evaluates inventory for excess, obsolete, or slow-moving items and records write-downs as necessary. The balance of the inventory was $126,287 as of December 31st, 2025.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Mining Equipment	3-7	525,000	(40,000)	-	485,000
Grand Total	**-**	**525,000**	**(40,000)**	**-**	**485,000**

Accrued Expenses

Accrued expenses consist primarily of accrued energy costs related to the operation of cryptocurrency mining equipment, as well as other routine operating expenses incurred but not yet paid.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible. The weighted-average fair values presented below are based on 409A valuations of the Company's stock as of each respective year.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2024	389,236	$0.2
Granted	60,190	$0.3
Exercised	(15,258)	$0.2
Expired/cancelled	(54,253)	$0.3
Total options outstanding, December 31, 2024	379,915	$0.2
Granted	32,607	$0.5
Exercised	(234,536)	$0.1
Expired/cancelled	(596)	$0.1

	Total options outstanding, December 31, 2025	177,390	$0.3

	Options exercisable, December 31, 2025	130,676	$0.3

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2024	162,654	$0.11
Granted	60,190	$0.18
Vested	(82,574)	$0.18
Forfeited	(54,253)	$0.18
Nonvested options, December 31, 2024	86,017	$0.18
Granted	32,607	$0.87
Vested	(71,314)	$0.27
Forfeited	(596)	$0.10
Nonvested options, December 31, 2025	46,714	$0.87

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so. The analysis below of deferred tax assets is derived from management's estimates of taxable income and may differ significantly from the amounts reflected in the filed tax returns as it relates to net operating losses and tax credits. Additionally, the Company may determine that it is subject to state and local taxes which may result in an increase in the tax provision.

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	652,496	533,924
Other	-	-
Total	652,496	533,924
Deferred tax liabilities:		
Other	-	-
Total	-	-
Less: Valuation Allowance	-	-
Net deferred tax asset (liability)	652,496	533,924

The provisions for income taxes consist of the following components:

	2025	2024
Current	-	11,363
Change in deferred asset/liability	(118,573)	45,452
Total Provision for Expense/(Benefit)	(118,573)	56,815

The provision for federal income taxes does not differ from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

	2025	2024
Income (Loss) before federal income tax expense	(564,632)	270,549
Federal statutory income tax at 21%	(118,573)	56,815
Total Provision for Expense/(Benefit)	(118,573)	56,815

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2023-08, *Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets* ("ASU 2023-08"). ASU 2023-08 requires in-scope crypto assets (including the Company's bitcoin holdings) to be measured at fair value in the statement of financial position, with gains and losses from changes in the fair value of such crypto assets recognized in net income each reporting period. ASU 2023-08 also requires certain interim and annual disclosures for crypto assets within the scope of the standard.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On July 1, 2021, the Company entered into a promissory note with one of its biggest shareholders. The note accrued interest at a rate of 8% per annum and the note was due and payable on July 1st, 2023. As of December 31, 2024, the outstanding note was $10,000. The Company repaid the entire amount in 2025.

On November 5, 2022, the Company entered into a promissory note with one of the biggest shareholders. The principal bears an interest rate of 10% per annum and was payable on January 12, 2024, however the Company has yet to repay.

The principal is now due on demand. As of December 31, 2025 and 2024, the outstanding principal balance was $50,916 and $95,000, respectively. The balance does not accrue interest and is due on demand.

On July 15, 2025, the Company entered into a loan agreement with a related party entity for 1.20 Bitcoin (BTC) or approximately $143,133 at the time of transfer. The loan was due in a single lump-sum payment of 1.25 BTC, inclusive of interest, on or before October 15, 2025, however the loan was not repaid as of December 31st, 2025, and is considered due upon demand. The loan is payable in Bitcoin, and the Company records the liability at the U.S. dollar equivalent of the proceeds received, with subsequent measurement reflecting settlement at the U.S. dollar value of Bitcoin at the time of repayment.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company has not filed any of its income tax returns.

During 2025, the Company terminated all prior hosting arrangements, and the related deposits were returned. On April 21, 2025, the Company entered into new hosting agreements with a third party for the deployment and operation of Bitcoin mining equipment in Paraguay. These agreements require the Company to fund deposits related to reserved power capacity and hosting services. As of December 31, 2025, total deposits under the Penguin arrangements were approximately $910,283.

NOTE 5 – LIABILITIES AND DEBT

Outstanding Debt

See Note 3 – Related Party Transactions for details of related party debt.

The Company entered into a loan agreement on November 19, 2025, with a third party, providing gross proceeds of $350,000. The loan includes a fixed fee of $58,100, resulting in a total repayment obligation of $408,100. Repayments are made through a 13% withholding of daily payment card receivables, subject to a minimum payment of $22,672 every 60 days, with final maturity on May 19, 2027. The principal balance was $296,355 as of December 31st, 2025.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	355,931
2027	106,355
2028	-
2029	-
2030	-
Thereafter	-

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate/Fixed Fee	Maturity Date	For the Year Ended December 2025		
				Current Portion	Non-Current Portion	Total Indebtedness
Notes Payable - Related Party 1	143,133	Approx. $5,964	Due on Demand	115,015	-	115,015
Notes Payable - Related Party 2	95,000	10%	Due on Demand	50,916	-	50,916
Notes Payable	350,000	58,100	2027	190,000	106,355	296,356
Total				**355,931**	**106,355**	**462,286**

Repaid Debt and Debt Converted into Equity

The Company had entered into an SBA loan in 2020 for which they originally received $3,700 that contained a balance of $3,168 as of December 31st, 2023. The loan accrued interest at 3.75% and was due in 2050. The loan was fully repaid in 2024.

The Company had a line of credit with a third party for which they had a liability balance of $12,929 as of December 31st, 2023. The balance was fully repaid and the line of credit closed in 2024.

On September 5th, 2025, the Company entered into a loan agreement with a third party for which it received 1.50 Bitcoin (BTC). The loan was repayable in installments, including two payments of 0.01 BTC and a final payment of 1.51 BTC due on or before December 4, 2025. The loan was payable in Bitcoin, and the Company fully paid back the loan in 2025.

The Company had entered into several convertible note agreements for the purposes of funding operations. The interest on the notes ranged from 4%-14%. The notes were convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The Convertible notes all had valuation caps ranging from $10M-$25M. $871,363 of convertible notes plus interest converted into 51,142 shares of Common Stock in 2023. $403,452 of convertible notes plus interest converted into 60,406 shares of Common Stock in 2024. There were no remaining convertible notes, besides SAFE agreements (See Below), as of December 31st, 2024.

Future Equity Obligations

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2025 and 2024, the Company entered into various SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at fair value or a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered ranged from $26M-$33.5M.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.00001 per share. 1,515,342 and 1,280,806 shares were issued and outstanding as of 2025 and 2024, respectively.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 30, 2026, the date these financial statements were available to be issued.

On March 2, 2026, the Company entered into a promissory note with a related party, Andrew Zoltan Szamosszegi, in the principal amount of $35,000. The note bears no interest for the first three months and thereafter accrues interest at 10% per annum. The principal balance and any accrued interest are due and payable on December 31, 2026. The note is secured by substantially all assets of the Company and may be prepaid at any time without penalty. To the extent repayments are made in cryptocurrency, such payments are measured at their U.S. dollar equivalent on the date of settlement.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – CUSTOMER CONCENTRATION

For the year ended December 31, 2025, the Company had one customer who accounted for approximately $3,729,052, or approximately 29.8% of the Company's total revenue for the year. No other single customer accounted for more than 5% of total revenue. In 2024, two customers represented approximately 22.0% and 14.9% of total revenue, respectively, and together accounted for approximately 36.9% of total revenue for the year.